Exhibit 99.1

Auna Announces 2Q24 Financial Results

Adjusted EBITDA increases 31% YoY, consolidating strong results

OncoMexico launched in Monterrey

Luxembourg, August 21, 2024 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Colombia and Peru, today announced unaudited financial results for the second quarter ended June 30, 2024 (“second quarter 2024” or “2Q24”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

2Q24 Consolidated Highlights

●	Consolidated Revenue increased 18% YoY to S/1,120 million

●	Operating profit increased 34% YoY to S/183 million

●	Adjusted EBITDA increased 31% YoY to S/248 million, equivalent to 25% FXN (Foreign Exchange Neutral)

●	Adjusted EBITDA Margin of 22.1%, up 2.0 p.p. YoY and 0.5 p.p. YTD

●	Leverage ratio improved to 4.13x from 4.46x in 1Q24 and 4.89x in 2Q23

Recent Event

On July 1, 2024, Auna announced the launch of OncoMexico, the country’s first integrated oncology insurance, in Monterrey. The pilot phase during 2024 will develop and confirm the capabilities needed for full deployment in 2025. OncoMexico offers access to prevention, early detection, and treatment of cancer, the third leading cause of death in Mexico. OncoMexico is the first step toward replicating in Mexico the vertically integrated healthcare model that Auna successfully operates in Peru.

Message from Auna’s Executive Chairman and President

Second quarter results affirm again the effectiveness of our business model and how increased scale and maturity drive incremental value throughout our platforms of care. During the quarter we gained momentum, with Adjusted EBITDA increasing 31% YoY, or 25% FXN YoY, and keeping us on track to deliver at least 20% FXN Adjusted EBITDA growth this year. Our strong quarterly performance was achieved despite additional investments made to implement the AunaWay in Monterrey, where we continue to make headway recruiting the right physicians and expanding our delivery of high-complexity care. As more physicians recognize the many distinct advantages of the AunaWay and join our team, we are beginning to see increases in doctor productivity. New physician recruitment and compensation models are producing growth in a number of high-complexity services. During the remainder of the year and into 2025 we expect to harvest our efforts to raise occupancy levels in Mexico, particularly occupancy related to high-complexity care. All of this is a deliberate and gradual process that results from fostering our unique culture of patient care in Monterrey.

Both our Peruvian and Colombian operations continued to perform well during the quarter, further validating our scalable business model and growth strategy. Given the increasing predictability of our diversified regional platform’s performance, we remain confident in our plan to achieve similar performance levels in Mexico.

Our payors are also integral to succeeding in Mexico, many of which are already familiar with Auna’s high standards of care. We are offering them tailored products and bundled services similar to those in Peru and Colombia, where we have forged many win-win partnerships.

We are very proud to have launched OncoMexico. Leveraging our 35 years of experience in integrated oncological services and AunaSeguros’ (previously Dentegra) strong and extensive distribution platform in Mexico, we will gradually roll out OncoMexico, the country’s first integrated cancer insurance plan. We intend to replicate our past success, including the goal of operating with the same long-term Medical Loss Ratio (“MLR”) and high standards of OncoSalud. During the rest of this year, we will establish the necessary capabilities to roll-out OncoMexico at scale in 2025, including commercial, clinical and risk-underwriting operations, among others.

Looking ahead, we remain excited about Auna’s near and long-term growth opportunities, particularly given that we are in the relatively early stages of penetrating Spanish-speaking Latin America’s fragmented and underserved healthcare market. Through our unique operating model and scalable regional platform, we will continue to disrupt, modernize, and increase access to integrated healthcare in the region, always with the aim of providing high value to our patients, their families, Auna staff, and shareholders.

Overview of 2Q24 Consolidated Results

Consolidated revenues increased 18% YoY to S/1,120 million, or 12.5% FXN, as a result of Auna’s business mix, with revenues increasing 15% and 18% FXN in Peru and Colombia, respectively. In Mexico, revenues increased 3% FXN, reflecting an improved service mix through the implementation of the AunaWay.

Auna’s Peruvian operation continues to outperform, demonstrating again the success of the Company’s vertically integrated business model when operating at scale.

Adjusted EBITDA increased 31% YoY, or S/58 million, to S/248 million, or 25% on an FXN basis, with the corresponding margin expanding to 22.1% on solid revenue growth and increasing efficiencies across local and regional levels as the Company continues to capture synergies and streamline processes. Operating profit increased 34% YoY, mainly due to a 19% increase in gross profit.

Net finance costs were S/182 million. When excluding FX effects, net interest expenses would have been S/133 million, an increase of 5% versus 2Q23. These FX effects include a negative non-cash accounting FX expense of S/49 million, corresponding mainly to the movement of the Peruvian Sol below the floor of USD/PEN hedges.

Net Income was S/8 million in 2Q24, compared to a Net loss of S/8 million in 1Q24 and Net income of S/23 million in 2Q23. The increases in Operating profit and deferred tax benefits versus 2Q23 were offset by the abovementioned negative FX effect.

Adjusted Net Income was S/13 million in 2Q24, lower than S/36 million in 2Q23 and S/22 million in 1Q24, mainly due to the negative non-cash FX effect explained above. On a quarterly per share basis, Auna reported Net Income of S/0.05 and Adjusted Net Income of S/0.12, both based on a weighted average number of outstanding shares of 73,970,299, which includes a stock-based payment for 52,722 shares granted but not yet issued.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency)

Auna′s Healthcare Services and AunaSeguros operations in Mexico accounted for 27% of consolidated revenues and 40% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'24 vs 2Q'23		Δ YTD'24 vs YTD'23
Healthcare Services Mexico Key Operating Metrics		2Q'24 (USD)	2Q'24	YTD'24	As Reported	Local Currency	As Reported	Local Currency
Beds	#		708	708	0%		0%
Surgeries	# (000)		5	10	6%		2%
Emergency treatments	# (000)		9	19	-9%		-1%
Occupancy (operating capacity)%				62.1%			-1.4 p.p.
Occupancy (total capacity)%				41.3%			-1.0 p.p.
Key Financial Metrics
Revenue		79	302	611	7%	3%	11%	4%
Segment Adjusted EBITDA		26	100	204	4%	0%	-3%	-8%
Segment Adjusted EBITDA margin	%		33.1%	33.4%	-1.2 p.p.		-4.5 p.p.

Revenue

Revenue in Mexico increased 3% YoY, primarily driven by an increase in the number of surgeries, aligned with the Company’s plans to grow high-complexity procedures.

Auna remains focused on increasing growth and profitability in Mexico by raising occupancy levels and further increasing the delivery of high-complexity services.  To achieve these goals, the Company is making progress with two parallel initiatives: (i) a physician relationship and incentive model focused on recruiting doctors in higher-complexity specialties, and on retaining current doctors and improving their productivity by offering them competitive incentives, and; (ii) tailor-made products and programs for payors, that are aimed at increasing referrals to Auna’s network.

These initiatives are expected to have a greater impact on Mexico′s revenue and profitability in the second half of 2024 and in 2025. However, the Company is already experiencing increases in doctor productivity under the new physician relationship and incentive model, with higher volumes of certain high-complexity services, mainly surgeries, in 2Q24.

Adjusted EBITDA

Adjusted EBITDA in Mexico was flat YoY with a healthy margin of 33.1% despite YoY increases in operating costs and SG&A incurred to strengthen local and regional capabilities.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and OncoSalud Peru (Auna’s Healthcare plans in Peru) accounted for 39% of consolidated revenues and 38% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		2Q'24 (USD)	2Q'24	YTD'24	Δ 2Q'24 vs 2Q'23	Δ YTD'24 vs YTD'23
Revenue		115	441	859	15%	14%
Healthcare Services Peru		67	255	496	18%	16%
Oncosalud Peru		70	269	522	17%	16%
Holding and Eliminations (*)			(83)	(159)	30%	26%
Consolidated Peru Adjusted EBITDA		24	93	179	96%	65%
Healthcare Services Peru		10	40	77	318%	146%
Oncosalud Peru		14	54	102	40%	32%
Consolidated Peru Adj. EBITDA margin	%		21.2%	20.8%	8.7 p.p.	6.4 p.p.
Healthcare Services Peru			15.6%	15.5%	11.2 p.p.	8.2 p.p.
Oncosalud Peru			19.9%	19.5%	3.3 p.p.	2.4 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		2Q'24 (USD)	2Q'24	YTD'24	Δ 2Q'24 vs 2Q'23	Δ YTD'24 vs YTD'23
Beds	#		375	375	0%	0%
Surgeries	# (000)		5	10	1%	2%
Emergency treatments	# (000)		47	86	-9%	-4%
Occupancy (operating capacity)%				82.2%		5.9 p.p.
Occupancy (total capacity)%				71.9%		5.8 p.p.
Key Financial Metrics
Revenue		67	255	496	18%	16%
External revenues		48	183	357	12%	11%
Intercompany revenue		19	72	139	35%	31%
Segment Adjusted EBITDA		10	40	77	318%	146%
Segment Adjusted EBITDA margin	%		15.6%	15.5%	11.2 p.p.	8.2 p.p.

Healthcare Plans Peru Key Operating Metrics		2Q'24 (USD)	2Q'24	YTD'24	Δ 2Q'24 vs 2Q'23	Δ YTD'24 vs YTD'23
Plan memberships	# (000)		1,263	1,263	5%	5%
Oncological Plans	# (000)		972	972	3%	3%
Average monthly revenue per plan membership		15.57	60.60	59.64	2%	3%
Preventive check-ups	# (000)		25	52	-24%	-23%
Patients treated	# (000)		13	45	-3%	3%
MLR	%			58.6%		7.4 p.p.
Oncological Plans	%			54.7%		5.2 p.p.
Key Financial Metrics
Revenue		70	269	522	17%	16%
External revenues		67	258	502	17%	16%
Intercompany revenue		3	11	20	7%	2%
Segment Adjusted EBITDA		14	54	102	40%	32%
Segment Adjusted EBITDA margin	%		19.9%	19.5%	3.3 p.p.	2.4 p.p.

Consolidated Revenue from Peru increased 15% YoY, or S/57 million, to S/441 million. This growth was mainly due to a 5% increase in memberships in the Healthcare Plans business and an 18% revenue increase in the Healthcare Services business, mainly due to higher occupancy and an improvement in the mix of services and specialties as the Company continues to focus on high-complexity care.

Consolidated Adjusted EBITDA in Peru almost doubled YoY, growing from S/46 million to S/93 million, with the margin expanding 8.7 p.p. to 21.2%. Since 2021, Auna has implemented several initiatives to improve the profitability of its operations in Peru, which continue to positively impact performance. These measures have resulted in sustained growth in plan memberships, occupancy at the Company’s healthcare facilities, and high-complexity services. The continuous implementation of an effective pricing strategy across services and segments also contributed to improved profitability. In addition to revenue growth, improved efficiencies reduced SG&A by 6% YoY. The oncological MLR of the Healthcare Plans business in Peru was 54.7% as of June 30, 2024. MLR increased mainly due to an increase in intercompany fees between Auna’s OncoSalud insurance company and its integrated oncology hospitals.

HEALTHCARE SERVICES COLOMBIA

(variance explanations are in local currency)

Auna′s Healthcare services operations in Colombia accounted for 34% of consolidated revenues and 23% of Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'24 vs 2Q'23		Δ YTD'24 vs YTD'23
Healthcare Services Colombia Key Operating Metrics		2Q'24 (USD)	2Q'24	YTD'24	As Reported	Local Currency	As Reported	Local Currency
Beds	#		1,116	1,116	1%		1%
Surgeries	# (000)		12	24	-2%		-1%
Emergency treatments	# (000)		34	71	17%		4%
Occupancy (operating capacity)%				87.2%			2.1 p.p
Occupancy (total capacity)%				80.6%			6.0 p.p
Key Financial Metrics
Revenue		99	378	727	34%	18%	36%	17%
Segment Adjusted EBITDA		15	58	108	25%	10%	31%	13%
Segment Adjusted EBITDA margin	%		15.3%	14.8%	-1.1 p.p		-0.5 p.p.

Revenue

Revenue increased 18% YoY, primarily driven by an improvement in the revenue mix as well as an increase in occupancy.

Adjusted EBITDA

Adjusted EBITDA in Colombia increased 10% YoY, with a margin decrease of 1.1 p.p. to 15.3%, mainly attributable to an increase in the impairment for doubtful accounts, given the current market environment in Colombia.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-24 (USD)	Jun-24	Dec-23	Jun-23	Δ Jun-24 vs
					Dec-23	Jun-23
(+) Loans and borrowings	987	3,780	3,762	3,410	0%	11%
Short term debt	135	516	385	379	34%	36%
Long term debt	852	3,263	3,376	3,031	-3%	8%
(+) Lease Liabilities	38	147	158	154	-7%	-4%
Gross Debt	1,025	3,927	3,920	3,564	0%	10%
(-) Cash and cash equivalents / marketable securities	41	158	241	259	-35%	-39%
Net Debt	984	3,769	3,678	3,306	2.5%	14.0%
Leverage Ratio		4.13x	4.46x	4.89x	-0.33x	-0.76x

Gross Debt at the close of 2Q24 increased 10% YoY, or S/363 million, to S/3,927 million, due to: (i) a S/211 million increase related to previously reported refinancing activities in 2023, including the 2029 bond exchange premium, and; (ii) a S/152 million FX accounting effect. Compared to 4Q23, gross debt remained flat, with a small increase of S/7 million.

Debt Leverage decreased to 4.13x at the end of 2Q24 from 4.46x at year-end 2023 and 4.86x at the end of 2Q23, consistent with the Company's deleveraging plan, the medium-term target of which is 3.0x Net Debt-to-Adjusted LTM EBITDA.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,780	0	516	601	416	553	721	972
Financial Leases	67	0	20	16	12	5	5	9
Operating Leases	81	81	0	0	0	0	0	0
Gross Debt	3,927	81	536	618	428	557	726	981

As of 2Q24. Excludes interest. Reflects figures post-refinancing. Y1 = July 2024 to June 2025, Y2 = July 2025 to June 2026, Y3 = July 2026 to June 2027, Y4 = July 2027 to June 2028, Y5 = July 2028 to June 2029, and Y6+ = July 2029 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD'24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Net cash from operating activities	71	271	269	1%
Net cash used in investing activities	(30)	(116)	(56)	107%
Net cash used in from financing activities	(61)	(232)	(146)	59%
Cash and cash equivalents at the end of the period	41	158	259	-39%

	LTM Jun-23	LTM Mar-24	LTM Jun-24
Days Sales Outstanding	79	86	87
Days Inventory Outstanding	56	64	64
Days Payable Outstanding	104	119	124
Cash Conversion Cycle	31	31	27
*Measured on an average basis according to last twelve months results.

Net cash from operating activities increased 1.0% YoY, or S/2 million, to S/271 million during the six months ended June 30, 2024. Operating cash flow was impacted by a S/38 million increase in tax payments in Mexico and Peru, due to higher profits and lower tax credits.

Net cash used in investing activities increased 107% YoY, or S/60 million, to S/116 million during the six months ended June 30, 2024, mainly due to non-recurring impacts related to investments in both periods. During the first six months of 2023, net cash used in extraordinary inorganic activity resulted in a positive YoY impact of S/13 million. In addition, during the same period in 2023, Auna paid for the acquisition of AunaSeguros and made a partial payment of the IMAT Oncomedica earnout obligation, although these payments were offset by a positive impact related to an IMAT Oncomedica escrow account release and to the compensation of the advance payment made for the acquisition of the Monterrey healthcare business. During the six months ended June, 2024, investing activities included the extraordinary inorganic impact of a S/47 million payment for the IMAT Oncomedica earnout obligation, with no offset during the period. The balance of investments during 2Q24 was mainly maintenance of CapEx across the three geographies and AunaSeguro’s reserve requirements, which remained relatively flat versus the comparable period in 2023.

Net cash used in financing activities during the six months ended 2024 was S/232 million, or an increase of S/86 million versus the comparable period in 2023, mainly due net inflows corresponding to refinancing activities in 2Q23, reducing financing cashflow consumption in 2Q23.

About AUNA

Auna is a leading healthcare platform in Latin American healthcare company with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of June 30, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 5:00 p.m. Eastern time, August 21st, 2024

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President;

Ms. Ana Maria Mora, Head of Investor Relations

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

Definitions and Concepts

Figures in US dollars (US$ or USD) for 2Q24 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.831. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit and adjustments for the year ended, December 31, 2024.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, FX Neutral, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and

Leverage Ratio because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

				Δ 2Q'24 vs		Δ YTD'24 vs
	2Q'24 (USD)	2Q'24	YTD'24	1Q'24	2Q'23	YTD'23
Profit (Loss) before Tax	1	3	19	-82%	-93%	-71%
(+) Net Finance Cost	48	182	350	8%	90%	61%
(+) Depreciation and Amortization	15	56	112	-1%	-1%	-7%
(=) EBITDA	63	241	482	0%	24%	19%
(+) Adjustments	1.9	7.1	7.8
Pre-operating expenses	0.5	1.8	2.2
Business development expenses	0.4	1.4	1.4
Change in fair value of earn-out liabilities	0.0	0.0	0.0
Stock-based consideration	0.1	0.3	0.6
Personnel non-recurring compensation	0.9	3.6	3.6
(=) Adjusted EBITDA	65	248	489	3%	31%	22%
Adjusted EBITDA Margin		22.1%	20.7%	-0.3 p.p.	2.0 p.p.	-0.1 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

At the segment level, 2Q24 adjustments include i) Pre-operating expenses of S/1.6 million in Healthcare Services Mexico and S/.2 million in Holdings and eliminations; ii) Business development expenses of S/1.4 million in Healthcare Services Mexico; iii) Stock based consideration of S/.3 million in Holdings and eliminations, and iv) Personnel non-recurring compensation of S/2 million in Healthcare Services Mexico and S/1.6 million in Healthcare Services Peru.

In 2Q23 adjustments include i) Pre-operating expenses of S/.3 million in Holdings and eliminations; and ii) Change in fair value of earn out liabilities of S/-4.1 million in Healthcare Services Colombia.

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'24 (USD)	2Q'24	2Q'23	YTD'24	YTD'23
Net Income (Loss)	2	8	23	(0)	23
(+) Pre-operating expenses	0.5	1.8	0.3	2.2	0.3
(+) Business development expenses	0.4	1.4	0.0	1.4	0.6
(+) Change in fair value of earn-out liabilities	0.0	0.0	-4.1	0.0	-4.1
(+) Stock-based consideration	0.1	0.3	0.0	0.6	0.0
(+) Personnel non-recurring compensation	0.9	3.6	0.0	3.6	0.0
(+) Non-cash and extraordinary financial costs	0.0	0.0	18.6	29.6	18.6
(+) Allocated tax effects	(0.6)	(2.1)	(1.1)	(2.3)	(1.3)
(=) Adjusted Net Income	3	13	36	35	37

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors.

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(f) Non-cash and extraordinary financial costs include; 1) one-time extraordinary costs of refinancing activities; ii) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and iii) non-cash effects related to early extinguishment of financings.

(g) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of ordinary shares outstanding during the period, which excludes treasury shares.

	2Q'24 (USD)	2Q'24	2Q'23	YTD'24	YTD'23
Net Income (Loss)	2	8	23	(0)	23
Income (Loss) attributable to Owner of the company	1	4	2	(10)	(2)
Weighted average number of ordinary shares at June 30		74.0	43.9	60.6	43.9
Basic and diluted earnings per share	0.01	0.05	0.04	(0.16)	(0.05)
Adjusted Net Income (Loss)	3	13	36	35	37
Income (Loss) attributable to owners of Adjusted Net Income	2	9	15	25	12
Weighted average number of ordinary shares at June 30		74.0	43.9	60.6	43.9
Adjusted Basic and Diluted Earnings per Share	0.03	0.12	0.35	0.42	0.27

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

	Jun-23	Dec-23	Jun-24

Current and non-current loans & borrowings	3,410	3,762	3,780
Current and non-current lease liabilities	154	158	147
Cash and cash equivalents	259	241	158
Net Debt	3,306	3,678	3,769
Adjusted LTM EBITDA	676	825	913
Leverage Ratio	4.89x	4.46x	4.13x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

	Jun-23	Dec-23	Jun-24

(+) Loans and borrowings	3,410	3,762	3,780
Short term debt	379	385	516
Long term debt	3,031	3,376	3,263
(+) Lease Liabilities	154	158	147
Gross Debt	3,564	3,920	3,927
(-) Cash and cash equivalents	259	241	158
Net Debt	3,306	3,678	3,769

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2023 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended June 30, 2023 (MXN 4.7747 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended June 30,

2023 (COP 1,189.3388 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended June 30, 2024 (MXN 4.5975 to PEN 1.00 / COP 1,048.4972 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to, ”or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our expected 2024 Adjusted EBITDA growth, the expected impact on revenues and profitability of certain initiatives we are pursuing in Mexico and our target leverage level. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form F-1 filing with the U.S. Securities and Exchange Commission.

2024 Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form F-1 filed with the United States Securities and Exchange Commission (the “SEC”). Reconciliations of forward-looking non-IFRS measures, specifically the 2024 EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected EBITDA to projected net income without unreasonable effort.

The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-24 (USD)	Jun-24	Dec-23	Δ Jun-24 vs Dec-23
Assets
Current assets
Cash and cash equivalents	41	158	241	(83)
Trade accounts receivable	255	976	861	115
Other assets	60	231	223	9
Inventories	32	123	131	(7)
Derivative financial instruments	-	-	1	(1)
Other investments	27	102	93	9
Total current assets	415	1,591	1,549	42
Non-current assets
Trade accounts receivable	0	1	0	0
Other assets	6	23	22	1
Investments in associates and joint venture	6	22	21	2
Property furniture and equipment	645	2,470	2,573	(103)
Intangible assets	779	2,984	3,129	(145)
Right-of-use assets	33	128	139	(12)
Investment properties	2	7	7	(0)
Derivative financial instruments	17	66	81	(15)
Deferred tax assets	53	201	167	34
Other investments	0	0	0	(0)
Total non-current assets	1,541	5,902	6,140	(239)
Total assets	1,956	7,492	7,690	(197)
Liabilities
Current liabilities
Loans and borrowings	135	516	385	131
Lease liabilities	8	31	32	(1)
Trade accounts payable	220	843	749	94
Other accounts payable	127	485	464	22
Provisions	4	17	19	(2)
Insurance contract liabilities	12	45	40	5
Deferred income	0	0	0	(0)
Total current liabilities	506	1,938	1,689	248
Non-current liabilities
Loans and borrowings	852	3,263	3,376	(113)
Lease liabilities	30	116	126	(10)
Trade accounts payable	1	4	4	(0)
Other accounts payable	23	88	221	(133)
Derivative financial instruments	11	42	-	42
Deferred tax liabilities	106	407	496	(89)
Deferred income	0	0	0	(0)
Total non-current liabilities	1,023	3,920	4,224	(304)
Total liabilities	1,529	5,858	5,913	(55)
Total Equity	427	1,635	1,777	(142)
Total liabilities and equity	1,956	7,492	7,690	(197)

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'24 (USD)	2Q'24	2Q'23	YTD'24	YTD'23	Δ 2Q'24 vs	Δ YTD'24 vs
						2Q'23	YTD'23
Revenue
Healthcare Services Mexico	79	302	281	611	552	7%	11%
Healthcare Services Colombia	99	378	282	727	534	34%	36%
Healthcare Services Peru & Oncosalud Peru	115	441	383	859	754	15%	14%
- Healthcare Services Peru	67	255	217	496	429	18%	16%
- Oncosalud Peru	70	269	230	522	451	17%	16%
- Holding and eliminations	(22)	(83)	(64)	(159)	(126)	30%	26%
Total Revenue	292	1,120	946	2,197	1,840	18%	19%
Cost of sales and services	(181)	(693)	(586)	(1,355)	(1,152)	18%	18%
Gross profit	112	427	360	842	688	19%	22%
Gross margin		38.1%	38.0%	38.3%	37.4%	0.1 p.p.	0.9 p.p.
Selling expenses	(12)	(48)	(51)	(101)	(97)	-7%	4%
Administrative expenses	(53)	(202)	(191)	(392)	(335)	5%	17%
(Loss) reversal for impairment of trade receivables	(1)	(3)	(2)	(3)	(3)	88%	2%
Other income and expenses, net	2	8	20	19	28	-63%	-32%
Operating profit	48	183	136	365	281	34%	30%
Finance income	2	7	33	15	51	-80%	-70%
Finance costs	(49)	(189)	(129)	(365)	(268)	46%	36%
Net finance cost	(48)	(182)	(96)	(350)	(217)	90%	61%
Share of profit of equity accounted investees	1	2	2	5	3	36%	60%
Profit (loss) before tax	1	3	42	19	66	-93%	-71%
Income tax expense (benefit)	1	5	(19)	(19)	(43)	-126%	-55%
Net Income (Loss)	2	8	23	(0)	23	-65%	-102%
EBITDA
Healthcare Services Mexico	25	95	96	199	209	-1%	-5%
Healthcare Services Colombia	15	58	50	108	86	15%	25%
Healthcare Services Peru & Oncosalud Peru	24	92	48	177	109	92%	63%
- Healthcare Services Peru	10	38	10	75	31	302%	141%
- Oncosalud Peru	14	54	38	102	77	40%	32%
- Holding and eliminations	(1)	(4)	(1)	(2)	0
Total EBITDA	63	241	194	482	404	24%	19%
Adjusted EBITDA
Healthcare Services Mexico	26	100	96	204	209	4%	-3%
Healthcare Services Colombia	15	58	46	108	82	25%	31%
Healthcare Services Peru & Oncosalud Peru	24	93	48	179	109	96%	65%
- Healthcare Services Peru	10	40	10	77	31	318%	146%
- Oncosalud Peru	14	54	38	102	77	40%	32%
- Holding and eliminations	(1)	(3)	(1)	(1)	1
Total Adjusted EBITDA	65	248	190	489	401	31%	22%
Adjusted EBITDA Margin
Healthcare Services Mexico		33.1%	34.3%	33.4%	37.9%	-1.2 p.p.	-4.5 p.p.
Healthcare Services Colombia		15.3%	16.5%	14.8%	15.4%	-1.1 p.p.	-0.5 p.p.
Healthcare Services Peru & Oncosalud Peru		21.2%	12.5%	20.8%	14.4%	8.7 p.p.	6.4 p.p.
- Healthcare Services Peru		15.6%	4.4%	15.5%	7.3%	11.2 p.p.	8.2 p.p.
- Oncosalud Peru		19.9%	16.6%	19.5%	17.2%	3.3 p.p.	2.4 p.p.
Adjusted EBITDA Margin		22.1%	20.1%	22.3%	21.8%	2.0 p.p.	0.5 p.p.

Statement of Cash Flows

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Cash flows from operating activities
(Loss) profit for the period	(0)	(0)	23	(23)
Adjustments for:
Depreciation	16	60	70	(10)
Depreciation of right-of-use assets	4	14	12	1
Amortization	10	39	38	1
(Gain) loss for Impairment of inventories	(1)	(2)	(0)	(2)
Equity-settled share-based payment transactions	0	1	-	1
Gain (loss) on disposal of property furniture and equipment	0	1	1	(0)
Loss on disposal of right-of-use assets net of leases	0	0	(0)	0
Loss on disposal of intangibles	0	1	0	1
Other income for reversal of contingent consideration	-	-	(4)	4
(Gain) loss for impairment of trade receivables	1	3	3	0
Share of profit of equity-accounted investees	(1)	(5)	(3)	(2)
Technical provisions and other provisions	0	0	0	0
Finance income	(4)	(15)	(51)	36
Finance costs	95	365	268	97
Income tax expense	5	19	43	(24)
Net changes in assets and liabilities
Trade accounts receivable and other assets	(55)	(212)	(130)	(81)
Inventories	2	7	1	6
Trade accounts payable and other accounts payable	24	92	45	47
Provisions	(1)	(2)	(1)	(1)
Insurance contract liabilities	2	6	20	(14)
Cash generated from operating activities	97	371	335	36
Income tax paid	(29)	(111)	(73)	(38)
Interest received	3	12	7	5
Net cash from operating activities	71	271	269	3

	Jun-24 (USD)	YTD'24	YTD'23	Δ YTD'24 vs YTD'23
Cash flows from investing activities
Acquisition of subsidiary net of cash acquired	-	-	(60)	60
Purchase of properties furniture and equipment	(9)	(35)	(40)	5
Purchase of intangibles	(6)	(22)	(15)	(7)
Dividends from equity-accounted investees	0	1	-	1
Other assets (Trust funds)	-	-	95	(95)
Purchase of other investments net of sales	(3)	(13)	(15)	2
Proceeds from sale of property furniture and equipment	0	0	1	(0)
Payment for contingent consideration	(12)	(47)	(33)	(14)
Proceeds from advance payment for purchase of shares	-	-	12	(12)
Net cash used in investing activities	(30)	(116)	(56)	(60)
Financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	331	1,268	-	1,268
Payments of initial public offering costs	(4)	(16)	-	(16)
Proceeds from loans and borrowings	124	475	2,261	(1,786)
Payment for loans and borrowings	(114)	(437)	(2,112)	1,674
Payment for lease liabilities	(6)	(23)	(20)	(2)
Payment for costs of Extinguishment of debt	(4)	(17)	-	(17)
Payment for derivatives premiums	(9)	(35)	(15)	(20)
Interest paid	(60)	(229)	(253)	24
Dividends paid	-	-	(7)	7
Acquisition of non-controlling interest	(318)	(1,218)	-	(1,218)
Net cash used in financing activities	(61)	(232)	(146)	(86)
Net increase in cash and cash equivalents	(20)	(77)	67	(143)
Cash and cash equivalents at January 1	63	241	209	32
Exchange difference on cash and cash equivalents for the period	(2)	(7)	(17)	10
Cash and cash equivalents at the end of the period	41	158	259	(101)

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'22	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24

Revenue
Oncosalud Peru	199	204	215	221	230	237	244	253	269
Healthcare Services Peru	179	193	190	212	217	230	225	241	255
Healthcare Services Colombia	239	254	237	252	282	324	335	349	378
Healthcare Services Mexico	0	0	216	271	281	294	284	308	302
Holding and eliminations	(52)	(54)	(54)	(62)	(64)	(69)	(67)	(76)	(83)
Total revenue from contracts with customers	566	597	804	894	946	1,015	1,021	1,076	1,120
Cost of sales and services	(358)	(380)	(525)	(566)	(586)	(643)	(645)	(662)	(693)
Gross profit	208	217	279	328	360	372	376	414	427
Selling expenses	(45)	(44)	(39)	(46)	(51)	(55)	(42)	(53)	(48)
Administrative expenses	(115)	(114)	(153)	(144)	(191)	(177)	(193)	(191)	(202)
Impairment losses on trade receivables	1	1	(2)	(1)	(2)	(1)	(2)	0	(3)
Other expenses	0	0	(1)	0	0	0	(21)	0	0
Other income	9	5	6	8	20	10	13	11	8
Operating profit	59	66	90	145	136	149	130	182	183
Finance income	1	1	(2)	18	33	3	39	9	7
Finance costs	(73)	(83)	(124)	(139)	(129)	(175)	(340)	(177)	(189)
Net finance cost	(72)	(82)	(126)	(122)	(96)	(172)	(302)	(168)	(182)
Share of profit of equity-accounted investees	1	1	1	1	2	2	1	2	2
Profit (loss) before tax	(12)	(16)	(36)	24	42	(20)	(170)	16	3
Income tax (expense) benefit	(5)	17	(37)	(24)	(19)	3	(50)	(25)	5
Net Income	(17)	1	(73)	0	23	(18)	(219)	(8)	8
EBITDA	86	94	155	210	194	210	188	241	241
EBITDA Adjustments
Net Income	(17)	1	(73)	0	23	(18)	(219)	(8)	8
Income tax expense	5	(17)	37	24	19	(3)	50	25	(5)
Net finance cost	72	82	126	122	96	172	302	168	182
Depreciation and amortization	25	27	64	65	56	59	56	56	56
Pre-operating expenses	9	4	21	0	0	1	0	0	2
Business development expenses	1	1	1	1	0	0	0	0	1
Change in fair value of earn-out liabilities	0	0	0	0	(4)	0	21	0	0
Stock-based consideration	0	0	0	0	0	0	4	0	0
Personnel non-recurring compensation	0	0	0	0	0	0	0	0	4
Adjusted EBITDA	95	98	177	211	190	211	213	241	248

Key Operating Metrics

	YTD'24	YTD'23	% Change
Oncosalud Peru
Plan memberships (1) (2)	1,263,495	1,204,040	4.9%
Average monthly revenue per plan member (3)	S/ 59.64	S/ 57.97	2.9%
Preventive check-ups (4)	51,909	67,577	-23.2%
Patients treated (5)	44,581	43,218	3.2%
Medical loss ratio (6)	58.6%	51.2%	7.4 p.p

Healthcare Services
Total bed capacity (1)	2,199	2,192	0.3%
Surgeries (7)	44,119	43,908	0.5%
Emergency treatments (8)	175,188	176,719	-0.9%
Occupancy (operating capacity) (9)	79.9%	77.7%	2.1 p.p
Occupancy (total capacity) (10)	66.5%	62.7%	3.7 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of June 30, 2024, we had 1,155,041 active members and 108,454 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the OncoSalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligent.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

8)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

9)	Occupancy (operating capacity) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

10)	Occupancy (total capacity) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.